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                               February 17, 2021

       Craig McCaw
       Chief Executive Officer
       Colicity Inc.
       2300 Carillon Point
       Kirkland, WA 98033

                                                        Re: Colicity Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed February 12,
2021
                                                            File No. 333-252811

       Dear Mr. McCaw:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1 filed February 12, 2021

       Risk Factors, page 30

   1.                                                   Please disclose section
9.3 of Exhibit 4.4 and the risks that provision presents to investors, including whether that
provision applies to claims arising under the Securities Act, the
                                                        Exchange Act or the
rules and regulations thereunder. Ensure the exhibit is revised accordingly. Please
also disclose whether there is uncertainty that a court would enforce that provision and any
material impact the provision could have on an investor   s ability to
                                                        bring claims against
you, such as increased costs to bring a claim and that such provision could discourage claims
or limit an investor   s ability to bring a claim in a judicial forum
                                                        that they find
favorable.
 Craig McCaw
FirstName  LastNameCraig McCaw
Colicity Inc.
Comapany17,
February    NameColicity
              2021       Inc.
February
Page 2 17, 2021 Page 2
FirstName LastName
        You may contact Jeff Gordon, Staff Accountant, at 202-551-3866 or John Cash,
Accounting Branch Chief, at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-
551-3602 or Geoff Kruczek, Senior Attorney, at 202-551-3641 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing
cc:      David A. Sakowitz, Esq.